August 27, 2010

Mr. H. Christopher Owings, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, MS 3561

Washington, D.C. 20549

RE:	Publix Super Markets, Inc.

Annual Report on Form 10-K for the Fiscal Year Ended December 26, 2009

Filed February 26, 2010

Definitive Proxy Statement on Schedule 14A

Filed March 11, 2010

File No. 000-00981

Dear Mr. Owings:

This letter is in response to your letter dated August 16, 2010. Your letter provides comments regarding certain disclosures contained in the Publix Super Markets, Inc.’s (the Company) Form 10-K for the fiscal year ended December 26, 2009 and the 2010 Definitive Proxy Statement. This letter is intended as a response to each of your comments. Proposed changes or additions to the applicable disclosures are in bold. Language that has been moved in an applicable disclosure is in italics.

Form 10-K for the Fiscal Year Ended December 26, 2009

Item 1. Business, page 1

1.	We note your response to comment one in our letter dated June 23, 2010. Please also revise your disclosure to indicate, as you note in your response, that sales from all other lines of business combined represented less than five percent of total company sales.

The Company will add the following sentence to this disclosure:

For each of the fiscal years 2007 through 2009, sales from all other lines of business combined represent less than 5% of total Company sales.

Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations, page 13

2.	We note your response to comment five in our letter dated June 23, 2010. Please provide us with your proposed revised disclosure.

The Company will expand its disclosure in future filings to include the business reasons for the changes in gross profit, operating and administrative expenses, investment income, income taxes and net earnings for all fiscal years included in the filing. The Company expects to modify the language as follows:

Gross profit

Gross profit (sales less cost of merchandise sold) as a percentage of sales was 27.7%, 26.9% and 27.0% in 2009, 2008 and 2007, respectively. The increase in gross profit as a percentage of sales for 2009 as compared with 2008 was primarily due to a decrease in distribution costs, improvements in buying and merchandising practices and a decrease in the LIFO reserve. Gross profit as a percentage of sales for 2008 as compared with 2007 remained relatively unchanged.

Operating and administrative expenses

Operating and administrative expenses as a percentage of sales were 21.6%, 21.1% and 20.6% in 2009, 2008 and 2007, respectively. The increase in operating and administrative expenses as a percentage of sales for 2009 as compared with 2008 was primarily due to increases in payroll, employee benefits and facilities costs. The increase in operating and administrative expenses as a percentage of sales for 2008 as compared with 2007 was primarily due to increases in employee benefits and facilities costs.

Investment income, net

Investment income, net was $68.3 million, $57.5 million and $146.9 million in 2009, 2008 and 2007, respectively. The increase in investment income, net for 2009 as compared with 2008 was primarily due to a decrease in other-than-temporary impairment (OTTI) losses on available-for-sale (AFS) securities partially offset by a decrease in interest income resulting from lower average balances and interest rates. The decrease in investment income, net for 2008 as compared with 2007 was primarily due to an increase in OTTI losses on AFS securities and a decrease in interest income resulting from lower average balances and interest rates.

The Company recorded OTTI losses on equity securities of $19.3 million and $59.0 million in 2009 and 2008, respectively. There were no OTTI losses on equity securities in 2007. The Company recorded OTTI losses on debt securities of $1.8 million in 2008. There were no OTTI losses on debt securities in 2009 and 2007.

Income taxes

The effective income tax rate was 34.6%, 34.0% and 34.9% in 2009, 2008 and 2007, respectively. The net increase in the effective income tax rate for 2009 as compared with 2008 was primarily due to decreases in tax exempt interest income and dividends paid to ESOP participants. The net decrease in the effective income tax rate for 2008 as compared with 2007 was primarily due to an increase in dividends paid to ESOP participants partially offset by a decrease in tax exempt interest.

Net earnings

Net earnings were $1,161.4 million or $1.47 per share, $1,089.8 million or $1.33 per share and $1,183.9 million or $1.41 per share in 2009, 2008 and 2007, respectively. The increase in net earnings for 2009 as compared with 2008 was primarily due to an increase in gross profit and a decrease in OTTI losses on AFS securities partially offset by increases in payroll, employee benefits and facilities costs. The decrease in net earnings for 2008 as compared with 2007 was primarily due to an increase in OTTI losses on AFS securities and increases in employee benefits and facilities costs.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 9

Components of Executive Compensation, page 10

Incentive Bonus Plan, page 10

3.	We note your response to comment ten in our letter dated June 23, 2010. We also note that Instruction 4 of Item 402(b) of Regulation S-K indicates that the standard to apply in determining competitive harm is the same as would apply when a company requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2. If you determine that disclosure would cause competitive harm applying the stated standard, please revise your disclosure to discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. Please note that general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Finally, we note that in your response letter to the Staff dated December 20, 2007, you indicated that you would “include in [your] next proxy statement a disclosure regarding the degree of difficulty of receiving the two month target bonus for [your] named executive officers by providing a range of likelihood based on past experience.” We have read your proxy statement, including the disclosure contained in the section “Incentive Bonus Plan” on pages 10 and 11, but it does not appear that you have included disclosure discussing the difficulty in achieving the target levels or other factors. Please revise or advise us.

The Company will revise its next proxy statement to clarify the degree of difficulty of receiving the two month target bonus for the named executive officers. The Company expects to modify the language as follows:

Incentive Bonus Plan

The Company provides an incentive bonus plan. The purpose of this plan is to provide an incentive in the form of an annual cash bonus to all executive officers and certain staff employees of the Company. The incentive bonus is designed to award participants, including the named executive officers, based on the Company achieving its sales and target profit goals for the fiscal year and not on their individual performance. The incentive bonus plan is approved by the Compensation Committee as to executive officers and by the Executive Committee as to staff employees. The sales and target profit goals are reviewed and approved by the Company’s Board of Directors after the completion of the Company’s annual planning process. Although the Company has a defined method for calculating the incentive bonus, the Board of Directors, Compensation Committee and Executive Committee retain the right to alter or discontinue the incentive bonus at their discretion at any time for the employees within their approval authority. To date, however, such discretion has not been exercised.

The incentive bonus compensates the executive officers and staff employees for their services during the calendar year, and the applicable employees must be employed with the Company at the end of the calendar year to participate in the incentive bonus. The annual bonuses are paid in the year following the year earned. In general, the incentive bonus pool is allocated to the executive officers and staff employees according to the relative base compensation paid to them during the calendar year for which the incentive bonus is being paid.

The Company’s incentive bonus plan is based on a target bonus equal to two months pay for all full incentive bonus participants (participants generally transition into the incentive bonus plan over a two-year period). The formula for the incentive bonus plan is determined so that if the sales and target profit goals for the fiscal year are achieved, the participants in the incentive bonus, including the named executive officers, will receive the target bonus of two months pay. The incentive bonus can be more or less than the target bonus based on the Company’s actual results compared to its sales and target profit goals. If the sales goal is not achieved, the incentive bonus pool, calculated using the profit goal based formula, is reduced by 5% for every 1% that actual sales are less than the sales goal. If the sales goal is exceeded, the incentive bonus pool is increased by 5% for every 1% that actual sales are greater than the sales goal. No incentive bonus is paid unless greater than 80% of the target profit goal is achieved.

The Board of Directors attempts to set sales and target profit goals that are challenging but reasonably achievable. The incentive bonus participants, including the named executive officers, will receive the target bonus of two months pay for 2009. Over the past five fiscal years including 2009, incentive bonus participants, including the named executive officers, received an average incentive bonus of 2.1 months pay or approximately 16% of their base salary. The likelihood of the named executive officers receiving the two month target bonus in future years is dependent on the Company’s sales and profit results for the year which are dependent on many factors, including competitor activities and economic conditions. Over the past five fiscal years including 2009, incentive bonus participants, including the named executive officers, received the target bonus of two months or more in three of the five years or 60% of the time. The Company attempts to have sales and target profit goals that maintain a consistent level of difficulty in achieving the target bonus from year to year. Therefore, the achievement of future target bonuses is likely to be similar to the past five years unless unexpected circumstances arise. The Board of Directors, Compensation Committee and Executive Committee have historically not made changes to the sales or target profit goals or to the incentive bonus plan formula for the fiscal year after their approval. Therefore, it is likely that positive or negative changes in various factors, including competitor activities and economic conditions, will affect the likelihood and difficulty of achieving the target bonus for the fiscal year. The Company expects the prior results of achieving the target bonus in some years and not achieving it in other years to continue.

We hope this letter will resolve your comments on the Company’s Form 10-K and Definitive Proxy Statement. If you have any additional questions or comments, please contact Tina Johnson at (863) 616-5771.

Sincerely,

/s/ David P. Phillips
David P. Phillips
Chief Financial Officer and Treasurer